[Regal Life Concepts, Inc. letterhead]

September 17, 2009

CORRESP – FILED ELECTRONICALLY
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-3561

Re:	Regal Life Concepts, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2009
Filed May 28, 2009
Form 10-Q for the Period Ended May 31, 2009
File No. 333-134536

Dear Ms. Thompson:

Please find below our responses to your comment letter dated September 11, 1009 to Regal Life Concepts, Inc.’s (the “Company’) Form 10-K/A for the fiscal year ending February 28, 2009 (the “Form 10-K/A”) and Form 10-Q/A for the quarter ending May 31, 2009 (the “Form 10-Q/A”).  For your easy reference, this response letter has been numbered to coincide with your comment letter.

General

Comment No. 1:              Please note that our previous comment letter dated August 25, 2009 requested that you provide, in writing, a statement from the company acknowledging that:

▪	The company is responsible for the adequacy and accuracy of the disclosure in their filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that these requested statements were provided instead by your law firm.  Please provide, in writing, these requested statements from the company.

Response:              In response to your comment above, the Company hereby acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Amended Form 10-K for the Fiscal Year Ended February, 28 2009

Item 9A(T). Controls and Procedures, page 26

Comment No. 2:              We note your added disclosure concerning management's assessment of your disclosure controls and procedures in response to comment two from our letter dated August 25, 2009. Your concluding sentence in this disclosure states that your Chief Executive Officer and Principal Accounting Officer “concluded that [y]our disclosure controls and procedures cannot be relied upon to ensure...” As indicated by Item 307 of Regulation S-K, your officers must disclose a conclusion as to the effectiveness of your disclosure controls and procedures, and your current disclosure does not clearly state whether your officers concluded that your disclosure controls and procedures were effective or ineffective. Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures were ineffective, and confirm that in future filings you will revise your conclusion to clearly state whether disclosure controls and procedures are effective or ineffective.

Response:              Our Chief Executive Officer and Principal Accounting Officer have concluded that the Company’s disclosure controls and procedures were ineffective as of February 28, 2009.  The Company further undertakes that all of the Company’s future filings will clearly indicate whether its disclosure controls and procedures are effective or ineffective.

Amended Form 10-Q for the Period Ended May 31, 2009

Item 4T. Controls and Procedures, page 8

Comment No. 3:              We note your revisions in response to comment four from our letter dated August 25, 2009, and have the following additional comments:

▪
In the last paragraph under the subheading “Evaluation and Disclosure Controls and Procedures,” you state that a control system can provide only reasonable, not absolute, assurance. As indicated in Section II.F.4. of our Release 33-8238, if you wish to provide this disclosure you should modify your concluding sentence to address whether your disclosure controls and procedures are effective at the reasonable assurance level. Please confirm to us that in future filings you will modify your concluding sentence accordingly.

▪
Your disclosure under the subheading “Changes in Internal Controls over Financial Reporting” states that there were no changes to the internal controls during the quarter ended December 31, 2008. Since this statement is appearing in your Form 10-Q for the quarter ended May 31, 2009, we assume that the date is incorrect and instead should read May 31, 2009.  Please confirm our assumption, and confirm to us that in future filings you will ensure that this date is the date of your most recent quarter end.

Response:              The Company hereby acknowledges and confirms that if our future filings, under the subheading “Evaluation and Disclosure Controls and Procedures,” state that our control system can provide only reasonable, not absolute assurance that the objectives of the control system are met, the concluding sentence under such subheading will also indicate whether the Company’s disclosure controls and procedures are effective at a reasonably assurance level.  Further, the Company hereby confirms that the Form 10-Q/A erroneously contained the date December 31, 2008 under the subheading “Changes in Internal Controls over Financial Reporting.”  Such date should read May 31, 2009.   The Company further ensures that all future filings will include, under the heading “Changes in Internal Controls over Financial Reporting,” disclosure as of our most recent quarter.

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We trust that this response has addressed all of your concerns.  Should you have any further clarifications, please do not hesitate to contact us.  Thank you.

Regards,

/s/ Eric Wildstein
Eric Wildstein
President and Chief Executive Officer